UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

Tender Offer/Rights Offering Notification Form

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

ZEEKR Intelligent Technology Holding Limited

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Geely Automobile Holdings Limited;

ZEEKR Intelligent Technology Holding Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares, par value $0.0002 per share;
American Depositary Shares each representing ten ordinary shares, of ZEEKR Intelligent Technology Holding Limited

(Title of Class of Subject Securities)

98923K103 (for American Depositary Shares)

(CUSIP Number of Class of Securities (if applicable))

ZEEKR Intelligent Technology Holding Limited

Attn: Conghui An

Room 2301, Building 1, Dadao Wangchao Shangwu Center

Yingfeng Street, Xiaoshan District, Hangzhou, Zhejiang Province, China

Tel: +86 400-003-6036

and

Geely Automobile Holdings Limited

Attn: Mr. Cheung Chung Yan, David

Room 2301, 23rd Floor, Great Eagle Ctr, 23 Harbour Road, Wan Chai, Hong Kong

Tel: +852 2598-3333

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.1*	Proxy Statement of ZEEKR Intelligent Technology Holding Limited dated August 4, 2025, mailed to holders of ordinary shares of ZEEKR Intelligent Technology Holding Limited and holders of American depositary shares (“ADS”), each representing ten such ordinary shares, on August 26, 2025.
99.2	Ordinary Shares Election Form, mailed to holders of ordinary shares of ZEEKR Intelligent Technology Holding Limited on September 30, 2025.
99.3	ADS Election Form, mailed to registered holders of ADSs, each representing ten ordinary shares of ZEEKR Intelligent Technology Holding Limited, and to broker distribution agent(s) for onward distribution to brokers with respect to such ADSs, on September 30, 2025.
99.4	Letter to Brokers, mailed to broker distribution agent(s) for onward distribution to brokers with respect to ADSs, each representing ten ordinary shares of ZEEKR Intelligent Technology Holding Limited, on September 30, 2025.
99.5	Letter to Clients, mailed to broker distribution agent(s) for onward distribution to brokers with respect to ADSs, each representing ten ordinary shares of ZEEKR Intelligent Technology Holding Limited, on September 30, 2025.

* Previously furnished as an exhibit to Form CB furnished with the Securities and Exchange Commission.

(b)          Not applicable.

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Each of Geely Automobile Holdings Limited and ZEEKR Intelligent Technology Holding Limited filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on August 4, 2025.

(2)	Not Applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Geely Automobile Holdings Limited

	By:	/s/ Gui Sheng Yue
Name: Gui Sheng Yue
Title: Executive Director & CEO

Date: October 1, 2025

[Signature page to Form CB/A]

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZEEKR Intelligent Technology Holding Limited

	By:	/s/ Conghui An
Name: Conghui An
Title: Chief Executive Officer

Date: October 1, 2025

[Signature page to Form CB/A]